Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 1, 2017 (March 1, 2018 as to the change in accounting as described in Note 1), relating to the 2016 consolidated financial statements (with the retrospective adjustments) and financial statement schedules of Front Yard Residential Corporation and subsidiaries (the “Company”), which report expressed an unqualified opinion and included explanatory paragraphs related to the Company relying upon Altisource Asset Management Corporation, a related party, and the change in accounting as described in Note 1, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 30, 2019